

Mail Stop 3030

June 4, 2010

Via Mail and Facsimile 011-44-020-7930-3353

Mr. Neil Taylor
Group Financial Controller
Smith & Nephew plc
15 Adam Street
London, England WC2N 6LA

> **Re:** **Smith & Nephew plc**
> **Form 20-F for the Year Ended December 31, 2009**
> **Filed March 26, 2010**
> **File No. 001-14978**

Dear Mr. Taylor:

We have reviewed your response letter dated May 27, 2010 and filing and have the following comment. Where indicated, we think you should revise your documents in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Neil Taylor
Smith & Nephew plc
June 4, 2010
Page 2

<u>Form 20-F for the Year Ended December 31, 2009</u>

<u>Group Income Statement, page 82</u>

1.	We note your response to prior comment 2. While we note your disclosure of depreciation, amortisation and employee benefit expenses, please also discuss your consideration of disclosing additional information on the nature of expenses to meet the objectives of the statement.

	As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

	You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 with any questions.
	.

					Sincerely,

					Kate Tillan
					Assistant Chief Accountant